Exhibit 99.1

 Qihoo 360 Technology Co. Ltd. Announces Offering of US$900 Million Convertible Senior Notes

BEIJING, July 30, 2014 -- Qihoo 360 Technology Co. Ltd. ("Qihoo 360" or the "Company") (NYSE: QIHU) today announced that it plans to offer US$900 million aggregate principal amount of convertible senior notes due 2020 (the “2020 notes”) and convertible senior notes due 2021 (the “2021 notes,” together with the 2020 notes, the “notes”), subject to market conditions and other factors. Qihoo 360 plans to grant the joint bookrunners of the notes offering a 30-day option to purchase up to an additional US$135 million aggregate principal amount of the 2020 notes and 2021 notes to cover over-allotments, if any. The notes will be convertible into Qihoo 360's American Depositary Shares ("ADSs"), with every two ADSs representing three Class A ordinary shares of Qihoo 360. The 2020 notes will mature on August 15, 2020 and the 2021 notes will mature on August 15, 2021. It is also contemplated that holders will have the right to require Qihoo 360 to repurchase the 2020 notes on August 15, 2017, and the 2021 notes on August 15, 2019, respectively, or upon the occurrence of certain fundamental changes. Qihoo 360 anticipates using the net proceeds for general corporate purposes. The conversion rate and other terms of the notes have not been finalized and will be determined at the time of pricing of the offering.

The notes are to be offered and sold in a private placement to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States pursuant to Regulation S under the United States Securities Act of 1933, as amended.

The notes, the ADSs deliverable upon conversion of the notes and the Class A ordinary shares represented thereby, have not been and will not be registered under the Securities Act or the securities laws of any other place, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor will there be any sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. This press release contains information about the pending offering of the notes, and there can be no assurance that the offering will be completed.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.

In China:

Tel: +86 10-5878-1574

E-mail: ir@360.cn

In the U.S.:

The Piacente Group, Inc.

Brandi Floberg or Lee Roth

Tel: (212) 481-2050

E-mail: qihu@tpg-ir.com